UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6861-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On August 1, 2011, the registrant announced its unaudited financial results for the second quarter ended June 30, 2011. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the contining global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2011, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the second quarter ended June 30, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: August 3, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the second quarter ended June 30, 2011.

Exhibit 99.1

Changyou Reports Second Quarter 2011 Results

Company Achieves Record Total Revenues and Net Income for the Second Quarter

Beijing, China, August 1, 2011 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

•	Total revenues reached a record US$105.0 million, an increase of 8% quarter-over-quarter and 35% year-over-year, and exceeded the high end of the Company’s guidance by US$5.0 million.

•	GAAP net income attributable to Changyou.com Limited reached a record US$54.2 million, up 3% quarter-over-quarter and 29% year-over-year, or US$1.02 per fully diluted ADS[1].

•

Non-GAAP[2] net income attributable to Changyou.com Limited (i.e., excluding share-based compensation expenses) reached a record US$55.6 million, or US$1.04 per fully diluted ADS, exceeding the high end of the Company’s guidance by US$5.1 million. Non-GAAP net income attributable to Changyou.com Limited was up 2% quarter-over-quarter and 26% year-over-year.

•

On May 11, 2011, the Company completed the acquisition of 68.258% of the equity in Shenzhen 7Road Technology Co., Ltd. (“7Road”), a Web-based game company in China. 7Road’s financial statements were consolidated in the Company’s financial statements starting on June 1, 2011

Mr. Tao Wang, Changyou’s Chief Executive Officer, commented, “We posted record performance in the second quarter as total revenues exceeded $100 million. The continued success of our blockbuster Tian Long Ba Bu, or TLBB, has been supported by and carefully nurtured with the release of new content in mid-March and in early July that incorporates user feedback. A major expansion pack, TLBB3, is scheduled to be released in the latter half of this year as we aim to further extend its popularity and life cycle. On July 22nd, after four years of meticulous planning and development, we launched Duke of Mount Deer, or DMD, our second inhouse-developed game. The extensive work that we put into the game has led to its good reception, and its user base has continued to increase after its open beta. Cutting-edge graphic design, groundbreaking server technology and innovative new gameplay were made possible by the tight collaboration between the various teams within our business and we believe will further escalate our leading position in the online game industry.”

Mr. Dewen Chen, president and chief operating officer, continued, “The addition of 7Road immediately diversifies our business and establishes us as one of the leading players in the rapidly expanding Web-based game market in China. 7Road’s hit game, DDTank, continues to be one of China’s most popular web-based games and attracts user interest. We share a philosophy with 7Road’s management team that it is vital to create games that users want to play, and it is this mutual belief that gives us great confidence in our long-term outlook together.”

Mr. Alex Ho, Changyou’s chief financial officer, added, “Our track record of delivering record top-line and bottom-line results continued in the second quarter. DMD and Web-based games add new sources of revenues to an already highly profitable and cash-rich business, and leave us well positioned to accelerate growth and increase shareholder value over the long term.”

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]	Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

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Second Quarter 2011 Operational Results

Given the completion of the 7Road acquisition during the second quarter, in addition to the operational results disclosed in previous quarters, the operational results of 7Road’s Web-based games are disclosed separately below. The Company believes that these metrics provide investors, and the Company’s management, with a better foundation for understanding the Company’s performance.

The Company’s operational results for the second quarter of 2011 were:

•	Aggregate registered accounts for the Company’s games[3] increased 13% quarter-over-quarter and 34% year-over-year to 131.9 million.

•	Aggregate peak concurrent users (“PCU”) for the Company’s games were 970,000, a decrease of 3% quarter-over-quarter and 15% year-over-year.

•	Aggregate APA for the Company’s games increased 1% quarter-over-quarter and 4% year-over-year to 2.91 million.

•

ARPU for the Company’s games increased 1% quarter-over-quarter and 15% year-over-year to RMB211, which is consistent with the Company’s intention to have ARPU within a range that keeps the Company’s games affordable for the majority of Chinese game players.

7Road’s operational results for the period when 7Road’s financial statements were consolidated in the Company’s financial statements were:

•	Active accounts for 7Road’s game were approximately 18.6 million, defined as registered accounts that were logged in at least once during the period.

•	Active charging accounts for 7Road’s game were approximately 660,000, defined as the number of active accounts that purchased virtual currency for use in the game during the period.

•

Average revenue recognized per active charging accounts for 7Road’s game was RMB32, defined as net revenues recognized by 7Road for the period divided by the number of active charging accounts for the same period.

Second Quarter 2011 Unaudited Financial Results

Revenues

Total revenues for the second quarter of 2011 increased 8% quarter-over-quarter and 35% year-over-year to US$105.0 million.

Online game revenues for the second quarter of 2011, which includes revenues from Changyou’s game operations and overseas licensing revenues and revenues from 7Road, increased 7% quarter-over-quarter and 31% year-over-year to US$101.5 million. The increases were mainly due to the continued popularity of TLBB in China during the quarter and consolidation of 7Road’s financial statements starting on June 1, 2011.

[3]	Comprises the following games operated in China: Tian Long Ba Bu (“TLBB”), Blade Online, Blade Hero 2, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith, San Jie Qi Yuan and Legend of Ancient World.

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Other revenues for the second quarter of 2011 increased 62% quarter-over-quarter to US$3.5 million. The increase was mainly due to revenue contribution for a full quarter from the cinema advertising business in the second quarter.

Gross Profit

Gross profit for the second quarter of 2011 increased 6% quarter-over-quarter and 29% year-over-year to US$90.9 million. Non-GAAP gross profit for the second quarter of 2011 increased 6% quarter-over-quarter and 29% year-over-year to US$91.0 million. Both gross margin and non-GAAP gross margin in the second quarter of 2011 were 87%, which compares with 88% in the first quarter of 2011 and 91% in the second quarter of 2010. The decline in gross margin was mainly due to higher bandwidth and server costs incurred in the second quarter as preparations are made for the launch of Duke of Mount Deer.

Gross profit and non-GAAP gross profit of the online games business for the second quarter of 2011 increased 7% quarter-over-quarter and 29% year-over-year to US$91.6 million. Both gross margin and non-GAAP gross margin of the online games business for the second quarter of 2011 was 90%, which compares with 91% in the first quarter of 2011 and in the second quarter of 2010.

Gross loss and non-GAAP gross loss of other business for the second quarter of 2011 were US$650,000.

Operating Expenses

For the second quarter of 2011, total operating expenses were US$29.6 million, an increase of 18% quarter-over-quarter and 23% year-over-year. Non-GAAP operating expenses were US$28.2 million, an increase of 21% quarter-over-quarter and 28% year-over-year.

GAAP product development expenses increased 12% quarter-over-quarter and 55% year-over-year to US$12.0 million. Non-GAAP product development expenses increased 16% quarter-over-quarter and 71% year-over-year to US$11.5 million. The quarter-over-quarter and year-over-year increases in both GAAP and non-GAAP product development expenses were mainly due to higher salaries and benefits and increased expenses related to royalties for licensed games in the second quarter of 2011.

GAAP sales and marketing expenses increased 37% quarter-over-quarter and 2% year-over-year to US$12.0 million. Non-GAAP sales and marketing expenses were US$11.7 million, up 37% quarter-over-quarter and were flat year-over-year. The quarter-over-quarter and year-over-year increases in GAAP and non-GAAP sales and marketing expenses were primarily due to higher advertising spending in the second quarter of 2011 for the promotion of Duke of Mount Deer ahead of its launch.

GAAP general and administrative expenses were US$5.6 million, an increase of 1% quarter-over-quarter and 23% year-over-year. Non-GAAP general and administrative expenses were US$5.0 million, an increase of 5% quarter-over-quarter and 37% year-over-year. The quarter-over-quarter and year-over-year increases in GAAP and non-GAAP general and administrative expenses were primarily a result of higher salaries and benefits in the second quarter of 2011.

Operating Profit

Operating profit for the second quarter of 2011 increased 1% quarter-over-quarter and 31% year-over-year to US$61.4 million. Operating margin in the second quarter of 2011 was 58%, which compares with 62% in the first quarter of 2011 and 60% in the second quarter of 2010. Non-GAAP operating profit for the second quarter of 2011 increased 1% quarter-over-quarter and 29% year-over-year to US$62.7 million. Non-GAAP operating margin in the second quarter of 2011 was 60%, which compares with 64% in the first quarter of 2011 and 63% in the second quarter of 2010.

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Net income

For the second quarter of 2011, net income increased 3% quarter-over-quarter and 30% year-over-year to US$54.6 million. Non-GAAP net income increased 2% quarter-over-quarter and 27% year-over-year to US$56.0 million. Net margin for the second quarter of 2011 was 52%, which compares with 54% in the first quarter of 2011 and in the second quarter of 2010. Non-GAAP net margin for the second quarter of 2011 was 53%, which compares with 56% in the first quarter of 2011 and 57% in the second quarter of 2010.

For the second quarter of 2011, net income attributable to Changyou.com Limited increased 3% quarter-over-quarter and 29% year-over-year to US$54.2 million. Non-GAAP net income attributable to Changyou.com Limited increased 2% quarter-over-quarter and 26% year-over-year to US$55.6 million. Fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.02, up from US$0.99 in the first quarter of 2011 and US$0.79 in the second quarter of 2010. Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.04, up from US$1.02 in the first quarter of 2011 and US$0.82 in the second quarter of 2010. Net margin attributable to Changyou.com Limited for the second quarter of 2011 was 52%, which compares with 54% in the first quarter of 2011 and in the second quarter of 2010. Non-GAAP net margin attributable to Changyou.com Limited for the second quarter of 2011 was 53%, which compares with 56% in the first quarter of 2011 and 57% in the second quarter of 2010.

Cash Balances

As of June 30, 2011, Changyou had a net cash balance of US$398.3 million, which compares with US$406.5 million as of March 31, 2011. Operating cash flow for the second quarter of 2011 was a net inflow of US$66.6 million.

Other Business Developments

Changyou Completes Acquisition of Majority Stake in 7Road

On May 11, 2011, Changyou completed the acquisition of 68.258% of the equity in 7Road for fixed cash consideration of approximately US$68.26 million, plus additional variable cash consideration of up to a maximum of US$32.76 million that is contingent upon the achievement of specified performance milestones through December 31, 2012. 7Road is a developer of Web-based games and the creator of DDTank, one of the most popular multiplayer Web-based shooting games in China. Translated into 9 different languages, DDTank has been launched in countries or territories overseas including Vietnam, Taiwan, Brazil and others.

Changyou Begins Open Beta Testing of Legend of Ancient World

On May 19, 2011, Changyou began open-beta testing of Legend of Ancient World, the Company’s first 2.5D oriental fantasy massively multi-player online role-playing game. Transporting players back some 4,000 years ago to the ancient Huaxia period, the game allow players to take on multiple roles from a selection of 21 occupations while exploring ancient Chinese civilization. The game was licensed from a game studio in China.

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Changyou Licenses Battlefield Online from Electronic Arts

Changyou has entered into a licensing agreement with Electronic Arts, a global leader in digital interactive entertainment, for the exclusive rights to operate Battlefield Online, a massively multiplayer online first-person shooter game in China. The game is the first online game in the Battlefield franchise, which is a long-standing series of first-person shooter games for the PC.

Changyou Begins Open Beta Testing of Duke of Mount Deer

On July 22, 2011, Changyou began open-beta testing of Duke of Mount Deer, the Company’s inhouse-developed 3D fantasy martial-arts massively multi-player online role-playing game. Using two different game engines and the latest 3D rendering technology, the game displays beautifully rendered, cinematic quality graphics, and recreates the imaginary martial arts world from the final book of Louis Cha’s popular novel series. The game also features the Company’s self-developed seamless server connectivity technology that, for the first time in a MMORPG, allows gamers to move beyond the server where they originally registered and engage in competitions and social activities with users that are logged in on separate servers. In addition, the game introduces a novel “server vs. server” battle mode that brings communities of users on different servers together to fight against competing teams on other servers for land, resources and dominance over the whole game universe.

Business Outlook

For the third quarter of 2011, Changyou estimates:

•	Total revenues to be between US$115.0 million and US$118.0 million, including online game revenues of US$112.0 million to US$114.0 million.

•	Non-GAAP net income attributable to Changyou.com Limited to be between US$51.0 million and US$52.5 million.

•	Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited to be between US$0.95 and US$0.98.

•

Assuming no new grants of share-based awards, share-based compensation expense to be between US$1.0 million and US$1.5 million, reducing fully diluted earnings per ADS attributable to Changyou.com Limited by US$0.02 to US$0.03.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of cost of revenues, operating expenses, net income and net income per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding the share-based compensation expense from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense.

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The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, net income and net income per ADS, excluding share-based compensation expense, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Mezzanine Equity consists of non-controlling interests in 7Road and a put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and certain circumstances occur. The put option will expire in 2014. Non-controlling interests of 7Road and the put option are classified as mezzanine equity in Changyou’s consolidated balance sheets, as redemption of the non-controlling interests is not solely within the control of Changyou.

In accordance with ASC subtopic 480-10, Changyou accretes the balance of non-controlling interests to its redemption value over the period from the date of 7Road acquisition to the earliest exercise date of the put right. Any subsequent changes in the redemption value are considered to be changes in accounting estimates and are also recognized over the same period as net income attributable to mezzanine classified non-controlling interests.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2011, and other filings with the Securities and Exchange Commission.

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Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Daylight Time, August 1, 2011 (7 p.m. Beijing/Hong Kong, August 1, 2011).

The dial-in details for the live conference call are:

US:	+1-866-271-0675
Hong Kong:	+852-3002-1672
International:	+1-617-213-8892
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. U.S. Eastern Daylight Time on August 1 through August 8, 2011. The dial-in details for the telephone replay are:

International:	+1-617-801-6888
Passcode:	51430869

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://www.changyou.com/ir/.

About Changyou

Changyou.com Limited is a leading developer and operator of online games in China. It began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003 predominantly focused on the development and operation of massively multi-player online role-playing games (“MMORPG”). Changyou was carved out as a separate, stand-alone company in December 2007, and completed an initial public offering on April 7, 2009. Changyou and its subsidiaries currently operates over 10 online games that mainly includes in-house developed MMORPGs, such as Tian Long Ba Bu, one of the most popular online games in China, and Duke of Mount Deer, as well as web-based games, such as DDTank. Changyou’s advanced technology platform includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

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For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investors Relations Manager

Changyou.com Limited

Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Six Months Ended
	Jun. 30, 2011	Mar. 31, 2011	Jun. 30, 2010	Jun. 30, 2011	Jun. 30, 2010

Revenues:
Online game	$101,531	$94,930	$77,721	$196,461	$149,793
Others	3,494	2,159	—	5,653	—

Total revenues	105,025	97,089	77,721	202,114	149,793

Cost of revenues:
Online game (includes share-based compensation expense of $19, $33, $43, $52 and $110 respectively)	9,950	8,968	7,008	18,918	12,392
Others	4,144	2,590	—	6,734	—

Total cost of revenues	14,094	11,558	7,008	25,652	12,392

Gross profit	90,931	85,531	70,713	176,462	137,401

Operating expenses:
Product development (includes share-based compensation expense of $503, $771, $1,022, $1,274 and $2,528, respectively)	12,023	10,721	7,755	22,744	14,690
Sales and marketing (includes share-based compensation expense of $293, $199, $41, $492 and $116 respectively)	11,965	8,734	11,720	20,699	21,419
General and administrative (includes share-based compensation expense of $567, $767, $874, $1,334 and $2,196 respectively)	5,588	5,528	4,527	11,116	9,312

Total operating expenses	29,576	24,983	24,002	54,559	45,421

Operating profit	61,355	60,548	46,711	121,903	91,980

Interest income and foreign currency exchange gain	2,172	1,683	803	3,855	1,618
Other (expense)\income	(602)	(329)	381	(931)	282

Income before income tax expense	62,925	61,902	47,895	124,827	93,880
Income tax expense	(8,354)	(9,053)	(5,804)	(17,407)	(12,083)

Net income	54,571	52,849	42,091	107,420	81,797
Less: Net income attributable to mezzanine classified non-controlling interests	361	—	—	361	—

Net income attributable to Changyou.com Limited	$54,210	$52,849	$42,091	$107,059	$81,797

Basic net income per ADS attributable to Changyou.com Limited	$1.03	$1.01	$0.81	$2.05	$1.58

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,466	52,226	51,917	52,346	51,756

Diluted net income per ADS attributable to Changyou.com Limited	$1.02	$0.99	$0.79	$2.01	$1.54

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,302	53,247	53,075	53,274	53,081

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2011	As of Dec. 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$398,314	$350,957
Accounts receivable, net	13,974	1,464
Short-term investments	16,070	—
Prepaid and other current assets	8,787	12,383
Due from Sohu	—	312

Total current assets	437,145	365,116

Non-current assets:
Fixed assets, net	60,266	53,659
Goodwill	119,008	10,258
Intangible assets, net	46,827	7,251
Interests in associated companies	—	3,645
Deferred tax assets	2,455	2,369
Other assets, net	62,332	60,214

TOTAL ASSETS	$728,033	$502,512

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$39,493	$34,509
Accounts payable and accrued liabilities	51,300	34,783
Tax payables	8,569	13,471
Current deferred tax liabilities	675	243
Current contingent consideration	12,587	—
Due to Sohu	4,913	5,155

Total current liabilities	117,537	88,161

Long-term liabilities:
Long-term deferred tax liabilities	4,718	—
Long-term contingent consideration	15,646	—
Long-term accounts payable	1,727	—

Total long-term liabilities	22,091	—

Total liabilities	139,628	88,161
MEZZANINE EQUITY
Mezzanine equity	53,577	—
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	534,828	414,351

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$728,033	$502,512

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CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2011				Three Months Ended Mar. 31, 2011				Three Months Ended Jun. 30, 2010
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$105,025	$—		$105,025	$97,089	$—		$97,089	$77,721	$—		$77,721
Less: Total cost of revenues	14,094	(19	)(a)	14,075	11,558	(33	)(a)	11,525	7,008	(43	)(a)	6,965

Gross profit	$90,931	$19		$90,950	$85,531	$33		$85,564	$70,713	$43		$70,756

Gross margin	87%			87%	88%			88%	91%			91%

Online game revenues	$101,531	$—		$101,531	$94,930	$—		$94,930	$77,721	$—		$77,721
Less: Online game cost of revenues	9,950	(19	)(a)	9,931	8,968	(33	)(a)	8,935	7,008	(43	)(a)	6,965

Online game gross profit	$91,581	$19		$91,600	$85,962	$33		$85,995	$70,713	$43		$70,756

Online game gross margin	90%			90%	91%			91%	91%			91%

Other revenues	$3,494	$—		$3,494	$2,159	$—		$2,159	$—	$—		$—
Less: Other cost of revenues	4,144	—	(a)	4,144	2,590	—	(a)	2,590	—	—	(a)	—

Other gross loss	$(650)	$—		$(650)	$(431)	$—		$(431)	$—	$—		$—

Other gross margin	n/a			n/a	n/a			n/a	n/a			n/a

Operating expenses	$29,576	$(1,363	)(a)	$28,213	$24,983	$(1,737	)(a)	$23,246	$24,002	$(1,937	)(a)	$22,065
Product development expenses	$12,023	$(503	)(a)	$11,520	$10,721	$(771	)(a)	$9,950	$7,755	$(1,022	)(a)	$6,733
Sales and marketing expenses	$11,965	$(293	)(a)	$11,672	$8,734	$(199	)(a)	$8,535	$11,720	$(41	)(a)	$11,679
General and administrative expenses	$5,588	$(567	)(a)	$5,021	$5,528	$(767	)(a)	$4,761	$4,527	$(874	)(a)	$3, 653

Operating profit	$61,355	$1,382		$62,737	$60,548	$1,770		$62,318	$46,711	$1,980		$48,691

Operating margin	58%			60%	62%			64%	60%			63%

Net income attributable to Changyou.com Limited	$54,210	$1,382		$55,592	$52,849	$1,770		$54,619	$42,091	$1,980		$44,071

Net margin	52%			53%	54%			56%	54%			57%

Diluted net income per ADS attributable to Changyou.com Limited	$1.02			$1.04	$0.99			$1.02	$0.79			$0.82

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,302			53,453	53,247			53,450	53,075			53,437

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Six Months Ended Jun. 30, 2011				Six Months Ended Jun. 30, 2010

	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$202,114	$—		$202,114	$149,793	$—		$149,793
Less: Total cost of revenues	25,652	(52	)(a)	25,600	12,392	(110	)(a)	12,282

Gross profit	$176,462	$52		$176,514	$137,401	$110		$137,511

Gross margin	87%			87%	92%			92%

Online game revenues	$196,461	$—		$196,461	$149,793	$—		$149,793
Less: Online game cost of revenues	18,918	(52	)(a)	18,866	12,392	(110	)(a)	12,282

Online game gross profit	$177,543	$52		$177,595	$137,401	$110		$137,511

Online game gross margin	90%			90%	92%			92%

Other revenues	$5,653	$—		$5,653	$—	$—		$—
Less: Other cost of revenues	6,734	—	(a)	6,734	—	—	(a)	—

Other gross loss	$(1,081)	$—		$(1,081)	$—	$—		$—

Other gross margin	n/a			n/a	n/a			n/a

Operating expenses	$54,559	$(3,100	)(a)	$51,459	$45,421	$(4,840	)(a)	$40,581
Product development expenses	$22,744	$(1,274	)(a)	$21,470	$14,690	$(2,528	)(a)	$12,162
Sales and marketing expenses	$20,699	$(492	)(a)	$20,207	$21,419	$(116	)(a)	$21,303
General and administrative expenses	$11,116	$(1,334	)(a)	$9,782	$9,312	$(2,196	)(a)	$7,116

Operating profit	$121,903	$3,152		$125,055	$91,980	$4,950		$96,930

Operating margin	60%			62%	61%			65%

Net income attributable to Changyou.com Limited	$107,059	$3,152		$110,211	$81,797	$4,950		$86,747

Net margin	53%			55%	55%			58%

Diluted net income per ADS attributable to Changyou.com Limited	$2.01			$2.06	$1.54			$1.62

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,274			53,451	53,081			53,438

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.